PROGEN
                                                              INDUSTRIES LIMITED
                                                              ABN 82 010 975 612


                                  MEDIA RELEASE


                     PROGEN HALF-YEAR REPORT - GOOD PROGRESS

BRISBANE, AUSTRALIA MARCH 6TH 2003, Progen Industries Ltd (ASX: PGL) (Nasdaq:
PGLAF) reporting its half-year results today announced progressive results from all divisions.

Strong revenue contributions are being made by Commercial Services (Contract Manufacturing and Lifesciences Sales & Distribution). Contract Manufacturing revenue was up by 332% to $927,000 and Lifesciences Sales & Distribution income increased by 13.5% to $1.4 million, compared to the previous corresponding period. Recent negotiation of several international and local contracts for Contract Services and a new Lifesciences agency distribution agreement for a new product line should enable the division to reach the $4.2 million budget and the profitability target for 2003. Total operating revenue increased by 28.7%.

Research and Development expenditure increased by 19.7% as anticipated compared to the previous half-year reflecting the increased level of activities over the reporting period. New initiatives include the commencement of a fourth Phase I/II clinical trial with PI-88 in lung cancer, a new collaboration agreement with the Australian National University's Research School of Chemistry to complement our Drug Discovery efforts and the in-licensing of an additional potential anti-cancer treatment for liver cancer code-named PI-166.

The operating loss before equity accounting for the investment in Medigen Biotechnology Corp. (MBC) has been maintained at $3.33 million in comparison with $3.28 million for the corresponding period. This result has been achieved through vigilant cash management, significantly increased Commercial Services revenue and focused research and development activities.

The increase in the company's share of MBC's loss by 52.9% from $580,000 to $887,000 is indicative of the increased level of expenditure incurred by the MBC through its own; in-licensing initiatives, investment in biotech ventures and ongoing operational costs.

The operating loss from ordinary activities after tax of $4.2 million compared to $3.8 million is in line with the Company's expectations.

Progen's CFO Milton McColl commented. "The half-year report card indicates that we are on track and the company remains focused towards continuing this performance into the second half-year".

REVIEW AND RESULTS OF OPERATIONS:

                                                                2002          2001
                                                               $'000         $'000
Revenue from sales of goods                                       1,399         1,232
Revenue from sales of services                                      927           279
Revenue from other ordinary operating activities                    705           844
                                                            ------------  ------------
TOTAL REVENUE                                                     3,031         2,355
                                                            ------------  ------------

Profit/(Loss) before R&D and recognition of Medigen
Biotechnology Corp.                                                (503)         (917)

Research and Development                                         (2,824)       (2,360)
                                                            ------------  ------------

Profit/(Loss) before recognition of Medigen Biotechnology
Corp.                                                            (3,327)       (3,277)

Equity accounting for loss in associate company                    (887)         (580)

                                                            ------------  ------------
Profit/(Loss) from ordinary activities before tax                (4,214)       (3,857)

Income Tax                                                         Nil           Nil

                                                            ------------  ------------
Profit/(Loss) from ordinary activities after tax                 (4,214)       (3,857)
                                                            ------------  ------------

Net Tangible Assets                                              14,399        20,738

Net Tangible Assets per share                                59.0 cents    85.0 cents

Cash and Investments at Valuation
(excluding 19.9% interest in Medigen)                            10,488        15,580

ENDS

Further Information:
Australia:
          Milton McColl, CFO, Progen Industries Ltd
          Tel:  07 3273 9100
          Kate  Mazoudier, Monsoon Communications
          Tel:  03 9620 3333

USA:
          Mr Stephen Anderson, Six Sigma Group, San Francisco, CA  USA
          Tel:  1-415-776-6499


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ABOUT PROGEN

Progen  Industries  Ltd. (www.progen.com.au) is a globally focused biotechnology
                          -----------------
company committed to the discovery, development and commercialisation of small molecule pharmaceuticals for the treatment of a variety of diseases. The company's lead drugs PI-88 and PI-166 are under development as potential treatments for different cancers. Progen's drug discovery efforts are focused on the development of potent, selective inhibitors of carbohydrate-protein interactions, which are implicated in a range of different diseases. The company has a GMP (Good Manufacturing Practice) certified facility that develops and manufactures drug candidates for early stage clinical trials for other biotechnology companies.

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166 and other drugs, future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company's filings with the Australian Stock Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.


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